October 4, 2010

Mr. Mark Webb Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	TCF Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 001-10253

Dear Mr. Webb:

On October 1, 2010, I spoke with Mr. Kevin Vaughn of the Staff regarding TCF Financial Corporation’s (TCF) response to you dated August 30, 2010 concerning your letter dated August 18, 2010.  Mr. Vaughn indicated that through an administrative error a request to include drafts of TCF proposed changes to future filings in our response was omitted from your August 18th letter.  Attached are copies of TCF’s proposed changes to future filings for items 1-7 and 9-10 as requested by Mr. Vaughn.  Please consider this submission an addendum to TCF’s response letter dated August 30, 2010.

Thank you for your consideration of our responses.  If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 952-475-6476.

Sincerely,

/s/ Thomas F. Jasper
Thomas F. Jasper Executive Vice President and Chief Financial Officer

File No. 001-10253

2009 Form 10-K – Proposed Revisions

SEC Comment #1 = *

Page 28 of 2009 Form 10-K

Loans and leases outstanding at December 31, 2009 are shown by contractual maturity in the following table.

	At December 31, 2009(3)
(In thousands)	Consumer Real Estate and Other	Commercial Real Estate	Commercial Business	Leasing and Equipment Finance(2)	Inventory Finance	Total Loans and Leases
Amounts due:
Within 1 year	$ 584,548	$ 573,747	$274,124	$1,156,061	$468,805	$ 3,057,285
After 1 year:
1 to 2 years	347,674	339,546	57,142	764,616	—	1,508,978
2 to 3 years	421,414	317,172	54,023	553,131	—	1,345,740
3 to 5 years	722,873	1,299,947	44,880	527,918	—	2,595,618
5 to 10 years	1,610,465	649,156	17,426	66,914	—	2,343,961
10 to 15 years	1,319,184	84,234	1,921	2,789	—	1,408,128
Over 15 years	2,325,833	5,201	—	—	—	2,331,034
Total after 1 year	6,747,443	2,695,256	175,392	1,915,368	—	11,533,459
Total	$7,331,991	$3,269,003	$449,516	$3,071,429	$468,805	$14,590,744
Amounts due after 1 year on:
Fixed-rate loans and leases	$4,966,544	$1,511,655	$102,501	$1,915,368	$ —	$ 8,496,068
Variable- and adjustable-rate loans (1)	1,780,899	1,183,601	72,891	—	—	3,037,391
Total after 1 year	$6,747,443	$2,695,256	$175,392	$1,915,368	$ —	$11,533,459

(1)    Excludes fixed-term amounts under lines of credit which are included in closed-end loans.

(2)    Excludes operating leases included in other assets.

(3)    This table does not include the effect of prepayments, which is an important consideration in management’s interest-rate risk analysis. Company experience indicates that loans and leases remain outstanding for significantly shorter periods than their contractual terms.

Retail Lending  TCF’s consumer real estate loan portfolio represents approximately half of its total loan and lease portfolio. The consumer real estate portfolio was flat in 2009 and increased 3.6% in 2008.

TCF’s consumer real estate portfolio is secured by mortgages filed on residential real estate. At December 31, 2009, 68% of loan balances were secured by first mortgages. The average loan size secured by a first mortgage was $117 thousand and the average balance of loans secured by a junior lien position was $36 thousand at December 31, 2009. At December 31, 2009, 27% of the consumer real estate portfolio carried a variable interest rate tied to the prime rate, compared with 25% at December 31, 2008. At January 1, 2010, $1.7 billion or 91% of variable-rate consumer real estate loans were at their contractual interest rate floor, compared with $1.8 billion or 98% at January 1, 2009.

*

At December 31, 2009, 76% of TCF’s consumer real estate loans consisted of closed-end loans, compared with 77% at December 31, 2008. TCF’s closed-end consumer real estate loans require payments of principal and interest over a fixed term. The average home value, which is based on original values securing the loans and lines of credit in this portfolio, was $250 thousand as of December 31, 2009. TCF’s consumer real estate lines of credit require regular payments of interest and do not require regular payments of principal. The average FICO (Fair Isaac Company) credit score at loan origination for the retail lending operation was 725 as of December 31, 2009 and 723 as of December 31, 2008.  As part of TCF’s credit risk monitoring, TCF obtains updated FICO score information quarterly.  The average updated FICO score for the retail lending operation was XXX in the fourth quarter of 2009, compared with XXX in the fourth quarter of 2008.

TCF’s consumer real estate underwriting standards are intended to produce adequately secured loans to customers with good credit scores at the origination date. Loans with loan-to-value (LTV) ratios in excess of 90% are only made to creditworthy customers based on risk scoring models and other credit underwriting criteria. TCF does not have any subprime lending programs and does not originate 2/28 adjustable-rate mortgages (ARM) or Option ARM loans. TCF also does not originate consumer real estate loans with multiple payment options or loans with “teaser” interest rates. Although TCF does not have any programs that target subprime borrowers, in the normal course of lending to customers, loans have been originated with FICO scores below 620 at lower LTV ratios. Approximately 6% of the consumer real estate portfolio, as of December 31, 2009, was originated at FICO scores below 620. TCF originated $1.9 billion of new loans in 2008 and 2009; of these loans, net charge-offs over the last eight quarters totaled $4 million, or .10%.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 3 of 10 SEC Comments #2 and #3 = * Page 37 of 2009 Form 10-K

Loan Modifications  TCF may modify certain loans to retain customers or to maximize collection of loan balances.  TCF has maintained several programs designed to assist consumer real estate customers by extending payment dates or reducing customer’s contractual payments.  All loan modifications are made on a case by case basis.  However, under these programs, TCF typically reduces customer’s contractual payments for a period of 12 to 18 months.  If, for economic or legal reasons related to the customer’s financial difficulties, TCF grants a concession that it would not have otherwise considered, the loan is classified as a troubled debt restructuring (“TDRs”).  TDRs generally continue to accrue interest if the loan was not on non-accrual status at the time of the modification, although at lower rates than the original loans, if customers have demonstrated a willingness and ability to make modified loan payments.  At December 31, 2009, all consumer TDRs were temporary rate modifications, except for $XX million, which were permanent rate modifications.  Temporary rate modifications are no longer classified as a TDR once they complete the temporary modification term (typically 12 to 18 months) and the customer makes three consecutive payments under the original contractual terms.  If TCF has not granted a concession, the loan is not considered a TDR.  Modifications which are not classified as TDRs primarily involve payment extensions where TCF expects to collect all original contractual principal and interest owed.  Modifications where interest rates for similarly situated borrowers are reduced to current market rates are also not classified as TDRs.  Loan modifications are not reported in calendar years after modification if the loans were modified at an interest rate equal to or greater than the rate that TCF was willing to accept for a new loan with comparable risk and the loans are no longer impaired based on the terms of the restructuring agreements.

The following table summarizes the consumer real estate loans which have been modified as of December 31, 2009.

*	(Dollars in thousands)	Principal Balances	Over 60-Day Delinquency as a Percentage of Balance
Troubled debt restructurings:
	Accruing	$ xxx,xxx	x.xx	%
	Non-accrual	xxx,xxx	N.A.
	Total troubled debt restructurings	xxx,xxx
Other loan modifications:
	Accruing	xxx,xxx	x.xx
	Non-accrual	xxx,xxx	N.A.
	Total other loan modifications	xxx,xxx
	Total loan modifications	$ xxx,xxx

N.A. Not Applicable

Consumer real estate loans that are less than 150 days, or six payments past due at the time of modification remain on accrual status if there is demonstrated performance prior to the modification and payment in full under the modified terms is expected.  Otherwise, the loans are placed on non-accrual status and reported as non-performing until there is sustained repayment performance for six consecutive payments.  An accruing modified loan is re-aged to current delinquency status after the receipt of three consecutive modified payments.

TDRs are considered impaired loans and are evaluated separately in TCF’s allowance methodology based on the expected cash flows for loans in this status.  Reserves for losses on accruing TDRs were $xx.x million, or xx.x percent of the outstanding balance, at December 31, 2009.  Included in the estimated cash flows is an assumption that xx.x percent of restructured loans will ultimately result in foreclosure.  Through December 31, 2009, TCF has experienced actual re-default rates on consumer real estate modifications of xx percent.  However, the majority of modifications are in the early stages of their modified terms and therefore the ultimate re-default rates could increase.  The ultimate success of modifying a loan is determined based on the customer’s ability to make both principal and interest payments in accordance with contractual terms after the modification period expires.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 4 of 10 SEC Comments #2 and #3 (continued) = * Page 37 of 2009 Form 10-K

The following table summarizes modified commercial and leasing and equipment finance loans at December 31, 2009.

	(Dollars in thousands)	Principal Balances	Over 60-Day Delinquency as a Percentage of Balance
Troubled debt restructurings:
	Non-accrual commercial	$ xxx,xxx	N.A.	%
Other loan modifications:
Accruing:
	Commercial	xxx,xxx	x.xx
	Leasing and equipment finance	xxx,xxx	x.xx
	Total accruing other loan modifications	xxx,xxx	x.xx
Non-accrual:
	Commercial	xxx,xxx	N.A.
	Leasing and equipment finance	xxx,xxx	N.A.
*	Total non-accrual other loan modifications	xxx,xxx	N.A.
	Total other loan modifications	xxx,xxx
	Total loan modifications	$ xxx,xxx
N.A. Not Applicable

Loans that are 90 or more days past due and do not have well secured contractual principal and interest payments at the time of modification remain on non-accrual status upon modification.  Regardless of whether contractual principal and interest payments are well secured at the time of modification, equipment finance loans that are 90 or more days past due remain on non-accrual status.  Modified loans on non-accrual status are reported as non-performing loans until there is sustained repayment performance for a reasonable period, generally six months.

TDRs are considered impaired loans and are evaluated separately in TCF’s allowance methodology based on the expected cash flows for loans in this status.  Reserves for losses on non-accruing commercial real estate TDRs were $xxx.x million, or xx.x percent of the outstanding balance, at December 31, 2009.

Due to the current economic environment, TCF expects accruing TDRs to continue to increase throughout 2010.  The overall success of the consumer real estate program will ultimately be based on the percentage of customers who are able to successfully revert back to original or increased payments after the modification period.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 5 of 10 SEC Comment #4 = * Page 50 of 2009 Form 10-K

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation  The consolidated financial statements include the accounts of TCF Financial Corporation and its wholly owned subsidiaries. TCF Financial Corporation, a Delaware corporation, is a financial holding company engaged primarily in retail banking and wholesale banking through its primary subsidiary, TCF Bank. TCF Bank owns leasing and equipment finance, inventory finance and REIT subsidiaries. These subsidiaries are consolidated with TCF Bank and are included in the consolidated financial statements of TCF Financial Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation. For Consolidated Statements of Cash Flows purposes, cash and cash equivalents include cash and due from banks.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are based on information available to management at the time the estimates are made. Actual results could differ from those estimates. Management has evaluated subsequent events for disclosure or recognition up to the time of filing these financial statements with the Securities and Exchange Commission on February 16, 2010.

Policies Related to Critical Accounting Estimates

Summary of Critical Accounting Estimates  Critical accounting estimates occur in certain accounting policies and procedures and are particularly susceptible to significant change. Policies that contain critical accounting estimates include the determination of the allowance for loan and lease losses, lease financings and income taxes. Critical accounting policies are discussed with and reviewed by TCF’s Audit Committee.

Allowance for Loan and Lease Losses  The allowance for loan and lease losses is maintained at a level believed by management to be appropriate to provide for probable loan and lease losses incurred in the portfolio as of the balance sheet date, including known or anticipated problem loans and leases, as well as for loans and leases which are not currently known to require specific allowances. Management’s judgment as to the amount of the allowance is a result of ongoing review of larger individual loans and leases, the overall risk characteristics of the portfolios, changes in the character or size of the portfolios, geographic location and prevailing economic conditions. Additionally, the level of impaired and non-performing assets, historical net charge-off amounts, delinquencies in the loan and lease portfolios, values of underlying loan and lease collateral and other relevant factors are reviewed to determine the amount of the allowance. Impaired loans include non-accrual and restructured commercial real estate and commercial business loans, equipment finance loans, inventory finance loans and restructured consumer real estate loans. Loan impairment is generally measured as the present value of the expected future cash flows discounted at the loan’s initial effective interest rate. The fair value of the collateral for fully collateral-dependent loans may be used to determine loan impairment. Most consumer real estate loans and all leases are excluded from the definition of an impaired loan and are evaluated on a pool basis.

*

Loans and leases are charged off to the extent they are deemed to be uncollectible. Charge-offs related to confirmed losses are utilized in the historical data which is used as part of determining the allowance for loan and lease losses.  Consumer real estate loans are charged-off to the fair value of underlying collateral, less estimated costs to sell, when they are placed on non-accrual status.  Additional review of the fair value, less cost to sell, compared with the recorded value occurs upon foreclosure and additional charge-offs are recorded if necessary.  Valuation adjustments made within 90 days of foreclosure are recorded as charge-offs.  Subsequent valuation adjustments are recorded as real estate owned expense.  Consumer other consists primarily of deposit account overdrafts, which are charged-off no later than 60 days past due.  Commercial real estate, commercial business, leasing and equipment finance and inventory finance loans, which are considered collateral dependent, are charged-off to the appraised value, less estimated costs to sell, when it becomes probable, based on current information and events, that all principal and interest amounts will not be collectible in accordance with the contractual terms.  Loans which are not dependent on underlying collateral are charged-off when deemed uncollectible based on specific facts and circumstances.   The amount of the allowance for loan and lease losses is highly dependent upon management’s estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 6 of 10

SEC Comment #5 = * Page 52 of 2009 Form 10-K

Loans and Leases  Loans and leases are reported at historical cost including net direct fees and costs associated with originating and acquiring loans and leases. The net direct fees and costs for sales-type leases are offset against revenues recorded at the commencement of sales-type leases. Discounts and premiums on loans purchased, net direct fees and costs, unearned discounts and finance charges, and unearned lease income are amortized to interest income using methods which approximate a level yield over the estimated remaining lives of the loans and leases. Net direct fees and costs on lines of credit are amortized on a straight line basis over the contractual life of the line of credit and adjusted for payoffs. Net deferred fees and costs on consumer real estate lines of credit are amortized to service fee income.

*

Loans and leases, including loans or leases that are considered to be impaired, are reviewed regularly by management and are generally placed on non-accrual status when the collection of interest or principal is 90 days or more past due (150 days or more past due or six payments are owed for consumer real estate loans), unless the loan or lease is adequately secured and in the process of collection. Consumer real estate loans are also placed on non-accrual status if, upon notification of bankruptcy, the loan is 60 days or more past due. If the loan is current at notification of bankruptcy, the loan is placed on non-accrual status at 90 days or when four payments are owed, or after a partial charge-off, which management feels is appropriate based on the experience of our customer’s activity and loan type.  As of December 31, 2009, xx percent of TCF consumer real estate customers in bankruptcy were less than 60 days past due on their payments.  Collectability and historical performance, including charge-offs and payment performance of each individual loan and customer is considered in determining the loan classification and required allowance for losses.  For the year ended December 31, 2009, interest income would have been reduced by approximately $XXX thousand, had the accrual of interest income been discontinued upon notification of bankruptcy.

When a loan or lease is placed on non-accrual status, uncollected interest accrued in prior years is charged off against the allowance for loan and lease losses and interest accrued in the current year is reversed. For non-accrual leases that have been funded on a non-recourse basis by third-party financial institutions, the related liability is also placed on non-accrual status. Interest payments received on loans and leases in non-accrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible.

Premises and Equipment  Premises and equipment, including leasehold improvements, are carried at cost and are depreciated or amortized on a straight-line basis over estimated useful lives of owned assets and for leasehold improvements over the estimated useful life of the related asset or the lease term, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Rent expense for leased land with facilities is recognized in occupancy and equipment expense. Rent expense for leases with free rent periods or scheduled rent increases is recognized on a straight-line basis over the lease term.

Other Real Estate Owned  Other real estate owned is recorded at the lower of cost or fair value less estimated costs to sell the property at the date of transfer to other real estate owned. The fair value of other real estate is determined through independent third-party appraisals, automated valuation methods or broker opinions. At the time a loan is transferred to other real estate owned, any carrying amount in excess of the fair value less estimated costs to sell the property is charged off to the allowance for loan and lease losses. Subsequently, if the fair value of an asset, less the estimated costs to sell, declines to less than the carrying amount of the asset, the deficiency is recognized in the period in which it becomes known and is included in other non-interest expense. Net operating expenses of properties and recoveries on sales of other real estate owned are recorded in foreclosed real estate owned and repossessed assets, net. Other real estate owned at December 31, 2009 and 2008 was $105.8 million and $61.7 million, respectively.

Investments in Affordable Housing Limited Partnerships  Investments in affordable housing consist of investments in limited partnerships that operate qualified affordable housing projects or that invest in other limited partnerships formed to operate affordable housing projects. TCF generally utilizes the effective yield method to account for these investments with the tax credits net of the amortization of the investment reflected in the Consolidated Statements of Income as a reduction of income tax expense. However, depending on circumstances, the equity or cost methods may be utilized. The amount of the investment along with any unfunded equity contributions which are unconditional and legally binding are recorded in other assets. A liability for the unfunded equity contributions is recorded in other liabilities. At December 31, 2009, TCF’s investments in affordable housing limited partnerships were $37 million, compared with $44.1 million at December 31, 2008, and were recorded in other assets.

Five of these investments in affordable housing limited partnerships are considered variable interest entities. These partnerships are not consolidated with TCF. As of December 31, 2009 and 2008, the carrying amount of these five investments was $36.2 million and $43.1 million, respectively. The maximum exposure to loss on these five investments was $36.2 million at December 31, 2009; however, the general partner of these partnerships provides various guarantees to TCF including guaranteed minimum returns. These guarantees are backed by a BBB credit-rated company and significantly limit any risk of loss. In addition to the guarantees, the investments are supported by the performance of the underlying real estate properties which also mitigates the risk of loss.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 7 of 10

SEC Comments #6 and #7 = * Page 56 of 2009 Form 10-K

Note 6. Allowance for Loan and Lease Losses

Following is a summary of the allowance for loan and lease losses and other credit loss reserves and selected statistics.

		Year Ended December 31,
	(Dollars in thousands)	2009	2008	2007
	Balance at beginning of year	$ 172,442	$ 80,942	$ 58,543
	Charge-offs	(202,398)	(114,800)	(52,421)
	Recoveries	15,891	14,255	17,828
	Net charge-offs	(186,507)	(100,545)	(34,593)
	Provision for credit losses	258,536	192,045	56,992
	Balance at end of year	$ 244,471	$ 172,442	$ 80,942
	Other credit loss reserves:
*	Reserves for unfunded commitments	3,850	1,510	399
	Total credit loss reserves	$ 248,321	$ 173,952	$ 81,341
	Net charge-offs as a percentage of average loans and leases	1.34%	.78%	.30%
	Allowance for loan and lease losses as a percentage of total loans and leases at year-end	1.68	1.29	.66

Information relating to impaired loans and non-accrual loans and leases is as follows.

	At or For the Year Ended December 31,
(In thousands)	2009	2008	2007
Impaired loans: (1)
Non-accrual loans which are impaired	$136,587	$ 83,471	$25,737
Accruing restructured consumer real estate loans	252,510	27,423	4,861
Balance at year-end	389,097	110,894	30,598
Related allowance for loan losses, at year-end (2)	40,615	24,558	2,718
Average impaired loans	219,761	68,283	21,490
Interest income recognized on accruing restructured consumer real estate loans	3,215	495	19
Contractual interest on accruing restructured consumer real estate loans (3)	6,308	1,331	62
Total non-accrual loans and leases:
Balance at year-end	296,275	172,518	59,854
Interest income recognized on loans and leases in non-accrual status	3,010	1,956	1,386
Contractual interest on non-accrual loans and leases (3)	$ 31,368	$ 17,953	$8,114

(1)    Impaired loans include non-accrual and restructured commercial real estate and commercial business loans, equipment finance loans, inventory finance loans and restructured consumer real estate loans.

(2)    There were no impaired loans at December 31, 2009, 2008 and 2007 which, if required, did not have a related allowance for loan losses.

(3)    Represents interest which would have been recorded had the loans and leases performed in accordance with their original contractual terms.

There were no material commitments to lend additional funds to customers whose loans or leases were classified as non-accrual at December 31, 2009. At December 31, 2009, accruing loans and leases delinquent for 90 days or more were $52.1 million, compared with $37.6 million at December 31, 2008.

Note 7. Purchased Receivables

*

In 2009, TCF purchased $XXX million of loans and leases, which were recorded at their fair value of $XXX million.  At the time of acquisition, the purchased loans and leases had expected cash flows to be collected over the life of the contracts of $XXX million.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 8 of 10

SEC Comments #6 and #7 (continued) = *
Page 56 of 2009 Form 10-K

The excess of expected cash flows to be collected over the initial fair value of the acquired portfolios is referred to as the accretable yield and is accreted into interest income over the estimated life of the acquired portfolios using the effective yield method.  The accretable yield is affected by changes in interest rate indices for variable rate acquired portfolios, changes in prepayment assumptions and changes in the expected principal and interest payments over the estimated life of the loan.  The following table provides a summary of accretable yield activity for the period.

	(In thousands)	December 31, 2009
	Balance at beginning of year	$ XXX,XXX
	Portfolio acquisitions	XXX,XXX
*	Accretion into income	XXX,XXX
	Balance at end of year	$ XXX,XXX

At the time of acquisition, certain purchased receivables had experienced deterioration in credit quality since origination.  For these receivables, it is probable that TCF will not collect all contractual principal and interest payments.  These receivables were initially recorded at fair value and a non-accretable discount was established for the difference between the contractual cash flows and the expected cash flows determined at the time of the acquisition.  These receivables are classified as accruing and interest income continues to be recognized unless expected losses exceed the non-accretable discount.  Purchased receivables had an outstanding principal balance and non-accretable yield of $XXX million and $XXX million, respectively, at December 31, 2009.  TCF expects to be able to collect the estimated cash flows.  In the future, if TCF is unable to collect the cash flows or revises its expectations below the current level, an allowance for credit losses will be established on these acquired portfolios.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 9 of 10

SEC Comment #9 = *
Page 70 of 2009 Form 10-K

Financial instruments with off-balance sheet risk are summarized as follows:

	At December 31,
(In thousands)	2009	2008
Commitments to extend credit:
Consumer real estate and other	$1,596,706	$1,800,782
Commercial	336,428	393,187
Leasing and equipment finance	124,898	86,909
Inventory finance	—	—
Other	—	108
Total commitments to extend credit	2,058,032	2,280,986
Standby letters of credit and guarantees on industrial revenue bonds	39,281	58,697
Total	$2,097,313	$2,339,683

Commitments to Extend Credit  Commitments to extend credit are agreements to lend provided there is no violation of any condition in the contract. These commitments generally have fixed expiration dates or termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral to secure these commitments predominantly consists of residential and commercial real estate.

Standby Letters of Credit and Guarantees on Industrial Revenue Bonds  Standby letters of credit and guarantees on industrial revenue bonds are conditional commitments issued by TCF guaranteeing the performance of a customer to a third-party. These conditional commitments expire in various years through the year 2012. Collateral held primarily consists of commercial real estate mortgages. Since the conditions under which TCF is required to fund these commitments may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

Note 18. Fair Value Measurement

Effective January 1, 2008, TCF adopted FASC 820, Fair Value Measurements and Disclosures. FASC 820 defines fair value and establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability, otherwise known as an “exit price”.

The following is a description of valuation methodologies used for assets recorded at fair value on a recurring basis at December 31, 2009.

*

Securities Available for Sale  At December 31, 2009, securities available for sale consisted primarily of U.S. Government Sponsored Enterprise securities. The fair value of available for sale securities is recorded using prices obtained from independent asset pricing services that are based on observable transactions, but not a quoted market.  Management reviews the prices obtained from independent asset pricing services for unusual fluctuations and comparisons to current market trading activity.  However, management does not adjust these prices.

*

The fair value of other securities for which there is little or no market activity, is categorized as Level 3. Other securities classified as Level 3 include equity investments in other financial institutions and foreign debt securities. The fair value of these assets is determined by using quoted prices, when available and incorporating results of internal pricing techniques and utilize observable market information, which is adjusted for security specific information, such as financial statement strength, earnings history, disclosed fair value measurements, recorded impairments and key financial ratios, to determine fair value. The fair value of other securities were written down $2.5 million, which is included in gains on securities, net, during the year ended December 31, 2009.

Assets Held in Trust for Deferred Compensation  At December 31, 2009, assets held in trust for deferred compensation plans included investments in publicly traded stocks, other than TCF stock, and mutual funds. The fair value of these assets is based upon prices obtained from independent asset pricing services based on active markets.

File No. 001-10253 2009 Form 10-K – Proposed Revisions Page 10 of 10

SEC Comment #10 = *
Pages 70-71 of 2009 Form 10-K

At December 31, 2009, the fair value of assets measured on a recurring basis are:

(In thousands)	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)	Total at Fair Value
Securities available for sale:
Mortgage-backed securities:
U.S. Government sponsored enterprises and federal agencies	$ —	$1,905,209	$ —	$1,905,209
Other securities	—	—	5,267	5,267
Assets held in trust for deferred compensation plans (4)	7,511	—	—	7,511
Total assets	$7,511	$1,905,209	$5,267	$1,917,987

(1)    Considered Level 1 under FASC 820, Fair Value Measurements and Disclosures.

(2)    Considered Level 2 under FASC 820, Fair Value Measurements and Disclosures.

(3)    Considered Level 3 under FASC 820, Fair Value Measurements and Disclosures, and is based on valuation models that use significant assumptions that are not observable in an active market.

(4)    A corresponding liability is recorded in other liabilities for TCF’s obligation to the participants in these plans.

*

The change in the balance sheet carrying values associated with Company determined market priced financial assets carried at fair value, from $XX thousand at December 31, 2008 to $XX million at December 31, 2009, was the result of transfers into securities available for sale of $XX million, increases in fair values of $XX thousand recorded through other comprehensive income and reductions due to principal pay downs of $XX thousand.

Effective January 1, 2009, TCF adopted Financial Accounting Standards Codification (FASC) 820-10-65, Transition and Open Effective Date Information, which requires TCF to apply the provisions of FASC 820, Fair Value Measurements and Disclosures, to non-financial assets and liabilities measured on a non-recurring basis.

The following is a description of valuation methodologies used for assets measured on a non-recurring basis.

Long-lived Assets Held for Sale  Long-lived assets held for sale include real estate owned and repossessed and returned equipment. The fair value of real estate owned is based on independent full appraisals, real estate broker’s price opinions, or automated valuation methods, less estimated selling costs. Certain properties require assumptions that are not observable in an active market in the determination of fair value. The fair value of repossessed and returned equipment is based on available pricing guides, auction results or third-party price opinions, less estimated selling costs. Assets that are acquired through foreclosure, repossession or return are initially recorded at the lower of the loan or lease carrying amount or fair value less estimated selling costs at the time of transfer to real estate owned or repossessed and returned equipment. Long-lived assets held for sale were written down $15.5 million, which is included in other non-interest expense, during the year ended December 31, 2009.

The table below presents the balances of assets measured at fair value on a non-recurring basis at December 31, 2009.

(In thousands)	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)	Total at Fair Value
Loans (4)	$ —	$ —	$ 62,794	$ 62,794
Real estate owned (5)	—	—	71,272	71,272
Repossessed and returned equipment (5)	—	14,861	527	15,388
Total	$ —	$14,861	$134,593	$149,454

(1)    Considered Level 1 under FASC 820, Fair Value Measurements and Disclosures.

(2)    Considered Level 2 under FASC 820, Fair Value Measurements and Disclosures.

(3)    Considered Level 3 under FASC 820, Fair Value Measurements and Disclosures, and is based on valuation models that use significant assumptions that are not observable in an active market.

(4)    Represents the carrying value of loans for which adjustments are based on the appraisal value of the collateral.

(5)    Amounts do not include assets held at cost at December 31, 2009.